UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 15, 2012

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On May 15, 2012, NewLead Holdings Ltd. (the “Company”) announced that, on May 11, 2012, the audit committee of the board of directors, upon the recommendation of management, determined that the method used to amortize the beneficial conversion feature (“BCF”) on the Company’s 7% senior unsecured convertible notes was erroneous because the Company had previously amortized the BCF on a straight line basis, rather than using the effective interest rate method. This resulted in a material error and the restatement of the Company’s 2010 and 2009 (successor) financial statements.

In the Company’s annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Annual Report”), the Company included a restatement of the Company’s 2010 and 2009 (successor) financial statements. The impacts of the restatement for such periods are summarized in the following table:

	As of and for the Year Ended December 31, 2010			As of December 31, 2009 and for the Period From October 14, 2009 to December 31, 2009
	As Previously Reported	As Restated	As Reported*	As Previously Reported	As Restated	As Reported*

Senior convertible 7% notes	$55,877	$45,230	$45,230	$41,430	$39,283	$39,283
Total non-current liabilities	$591,360	$580,713	$580,713	$272,597	$270,450	$270,450
Total liabilities	$686,099	$675,452	$675,452	$326,857	$324,710	$324,710
Accumulated deficit	$(132,721)	$(122,074)	$(122,074)	$(37,872)	$(35,725)	$(35,725)
Total shareholders' equity	$75,634	$86,281	$86,281	$158,512	$160,659	$160,659

Interest and finance expense	$(44,899)	$(36,399)	$(28,723)	$(23,996)	$(21,849)	$(20,697)
Loss from continuing operations	$(97,618)	$(89,118)	$(77,286)	$(35,865)	$(33,718)	$(31,316)
Net loss	$(94,849)	$(86,349)	$(86,349)	$(37,872)	$(35,725)	$(35,725)
Loss per share basic and diluted - continuing operations	$(14.03)	$(12.81)	$(11.11)	$(6.42)	$(6.03)	$(5.60)
Loss per share basic and diluted – total	$(13.63)	$(12.41)	$(12.41)	$(6.78)	$(6.39)	$(6.39)

*	In addition, and unconnected to the correction of the error, the amounts presented reflect the retrospective application of discontinued operations for all periods presented. Refer to Note 25 (Discontinued Operations) in the consolidated financial statements contained in the 2011 Annual Report.

The Company has restated its consolidated financial statements as of and for the year ended December 31, 2010 and for the period from October 14, 2009 to December 31, 2009 (the “Restated Financial Statements”) to reflect the adjustments discussed above. The Restated Financial Statements are otherwise identical in all respects to the financial statements contained in the Company’s annual reports for 2010 and 2009, taking into account that, unconnected to the correction of the error, the Restated Financial Statements reflect the retroactive application of discontinued operations for all periods presented. Refer to Note 25 (Discontinued Operations) in the consolidated financial statements contained in the 2011 Annual Report. New Reports of Independent Registered Public Accounting Firms have been issued in relation to the audit of the Restated Financial Statements.

As soon as practicable after the filing of the 2011 Annual Report, the Company intends to file a Form 6-K summarizing the impact of the error discussed above relating to the periods covered in its Form 20-F filed on July 1, 2011 (relating to the year ended December 31, 2010), its Form 6-K/As filed on June 30, 2011 (relating to the periods ended March 31, 2010, June 30, 2010 and September 30, 2010) and its Form 6-K filed on September 28, 2011 (relating to the period ended June 30, 2011). The interim financial information as previously reported in the above Forms 6-K and 6-K/As should not be relied upon.

In connection with the restatement described above, the Company has concluded that it did not maintain effective disclosure controls and procedures and internal controls over financial reporting as of December 31, 2011. See “Part II —Item 15. Controls and Procedures” in the 2011 Annual Report for additional information.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2012

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer